5/11.

04030081

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Accor

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FILE NO. 82- 4672 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 5/13/04

ACCOR

Notice of Meeting

Combined Annual and Extraordinary Shareholders' Meeting(1)

Accor shareholders are invited to attend the Combined Annual and Extraordinary Shareholders' Meeting

Tuesday, May 4, 2004

at 10:00 a.m.

At Hotel Sofitel Paris
Forum Rive Gauche,
17, boulevard Saint-Jacques - 75014 Paris
Saint-Jacques tube station

(1) *The Meeting will be called for the first time on Monday, April 26, 2004 at 11:00 a.m. at Tour Maine-Montparnasse – 33, avenue du Maine – 75015 Paris. If, as is extremely likely, there is not a quorum on first call, the Meeting will be called again on Tuesday, May 4, 2004*

Combined Annual and Extraordinary Shareholders' Meeting 2004

Contents

Participating in the Annual Meeting of Accor Shareholders

To be eligible to vote at the Annual Meeting

To participate in the Annual Meeting, you must provide evidence that you own shares in Accor at least two days before the date of the Meeting:

- If your shares are held in **registered form,** ownership is evidenced by their entry in the Share Register kept by the **Company;**
- If your shares are held in **bearer form,** ownership will need to be evidenced by a certificate issued by the bank or broker that manages your share account stating that the shares have been placed in a blocked account. This certificate should be sent to Société Générale, the custodian bank for Accor shares, along with the proxy/postal voting form, as explained below. However, under new French legislation, this block may be lifted during the two-day period, allowing you to sell all or part of your shares. If so, you will only be entitled to exercise the number of votes corresponding to the shares remaining in your account.

To vote at the Annual Meeting

You may exercise your right to vote in any one of four ways:

- **You can attend the Meeting in person;**
- **You can give proxy to the Chairman of the Meeting** (the Chairman or Vice-Chairman of the Supervisory Board) to vote on your behalf;
- **You can give proxy to another shareholder or** your spouse to represent you and vote on your behalf;
- **You can cast a postal vote.**

In all cases, you should indicate your choice using the proxy/postal voting form enclosed with this Notice of Meeting. The form should be sent to Société Générale at the following address:

Société Générale
Service des Assemblées Générales
BP 81 236 - 44312 Nantes cedex 3 - France
Tel. 33 (0)2 51 85 50 00

You plan to attend the Meeting in person

You should inform Société Générale of your intention to attend by requesting an admittance card as soon as possible. Simply check **box A** in the upper left corner of the proxy form, date and sign the form in the section at the bottom, and indicate your name and address in the space at the bottom right (or if your name and address are already printed, verify that they are correct). If you hold your shares in bearer form, you should also include the certificate stating that your shares have been placed in a blocked account.

An admittance card will be sent to you. If you do not receive the card in time to attend the Meeting, you will nevertheless be granted admittance to the Meeting if you present the certificate stating that your shares have been placed in a blocked account.

■ You would like to vote by proxy or by post

If you are unable to attend the Meeting, you may vote in one of the three ways described below. In all cases, you should check **box B** in the upper left corner of the proxy form, date and sign the form in the section at the bottom, and indicate your name and address in the space at the bottom right (or if your name and address are already printed, verify that they are correct). If you hold your shares in bearer form, you should also include the certificate stating that your shares have been placed in a blocked account.

- **You want to cast a postal vote.** Check the **"I vote by post"** box and indicate your vote for each resolution. Note that by casting a postal vote, you are no longer entitled to attend the Meeting in person or give proxy to vote on your behalf.
- **You want to give proxy to the Chairman of the Meeting to vote on your behalf.** Check the **"I hereby give my proxy to the Chairman of the Meeting"** box. The Chairman will vote on your behalf in favor of all the resolutions submitted by the Management Board.
- **You want to give proxy to another shareholder or to your spouse.** Check the **"I hereby appoint..."** box and indicate the name of your spouse or the shareholder to whom you are giving proxy to attend the Meeting and vote on your behalf.

THE FOUR WAYS OF PARTICIPATING IN THE ANNUAL MEETING

If your shares are held in bearer form: you should include the certificate issued by the bank or broker that manages your share account stating that the shares have been placed in a blocked account.

1 - You plan to attend the Meeting *in person*: Check here, otherwise, **check here.**

2 - You want to cast a postal vote: Check here *and follow the instructions.*

3 - You want to give proxy to the Chairman of the Meeting: Check here.

4 - You want to give proxy to another person, who will attend the Meeting: **Check here** and indicate the person's name.


QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM
CADRE RESERVE / For Company's use only
ACCOR
ASSEMBLÉE GÉNÉRALE MIXTE ORDINAIRE ET EXTRAORDINAIRE
DU 26 AVRIL 2004 (1er convocation) OU DU 04 MAI 2004 (2e convocation)
COMBINED GENERAL MEETING
OF APRIL 26, 2004 (1st calling) OR MAY 04, 2004 (2nd calling)
JE VOTE PAR CORRESPONDANCE / I VOTE BY POST
JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
JE DONNE POUVOIR A :
Date & Signature

In all cases, **date and sign the form here.**

Write your name and address here or verify them if they are already printed.

Agenda of the Annual and Extraordinary Shareholders' Meeting

Annual Meeting:

Extraordinary Meeting:

Members of the Supervisory Board and Management Board

Co-Chairmen and Co-Founders

- **Paul DUBRULE, Gérard PÉLISSON**

Supervisory Board

- **Chairman**
  Gérard PÉLISSON
- **Vice-Chairman**
  Etienne DAVIGNON
  Vice-President of **Suez Tractebel**
- **BNP-PARIBAS**
  Represented by **Baudouin PROT**
  Director and Chief Executive Officer
- **Isabelle BOUILLOT**
  Director of **Compagnie de Saint-Gobain**
- **Renaud d'ELISSAGARAY**
  Former member of the Management Board of **Banque Louis Dreyfus**
- **Gabriele GALATERI DI GENOLA**
  Chairman of **MEDIOBANCA Spa**
- **Franck RIBOUD**
  Chairman and Chief Executive Officer
  of the **Danone Group**
- **Jérôme SEYDOUX**
  Chairman of the Supervisory Board of **Pathé**
- **Maurice SIMOND**
  Former Group Director **IBM Europe**
- **Société Générale**
  Represented by **Philippe CITERNE**
  Director and Chief Executive Officer

Management Board

- **Jean-Marc ESPALIOUX,**
  Chairman and Chief Executive Officer
- **Benjamin COHEN,** Executive Vice Chairman
- **John du MONCEAU,** Senior Vice Chairman
- **André MARTINEZ**
- **Paul DUBRULE**

Summary Management report on the 2003 consolidated financial statements

CONSOLIDATED REVENUES BY BUSINESS



71% Hotels
7% Services:
22% Other activities

GEOGRAPHICAL BREAKDOWN OF CONSOLIDATED REVENUES



19% North America
34% France
33% Europe (excl. France)
14% Other

EBITDAR BY BUSINESS



81% Hotels
11% Services
8% Other activities

EBITDAR



(in € millions)
1 560
1 891
1 971
1 936
1 769
25.6%
27.0%
27.0%
27.1%
25.9% EBITDAR/ sales
1999
2000
2001
2002
2003

PROFIT BEFORE TAX



(in € millions)
595
751
758
703
503
9.7%
10.7%
10.4%
9.8%
7.3% PBT/ sales
1999
2000
2001
2002
2003

Consolidated Results

Consolidated revenues declined a reported 4.3% to € 6,828 million from € 7,139 million in 2002. Like-for-like revenues were stable (up 0.1%), reflecting improved business in the second half.

Ebitdar (earnings before interest, tax, depreciation, amortization and rental expense) represents a key performance indicator. It totaled € 1,769 million in 2003, down 8.6% or € 167 million from the € 1,936 million recorded the year before.

The fact that the Division's like-for-like Ebitdar declined only 3% attests to Accor's responsiveness and disciplined management.

Ebitdar margin narrowed to 25.9% from 27.1% in 2002.

Profit before tax, corresponding to Ebit less net interest expense plus income from companies accounted for by the equity method, represents the results of operations after the cost of financing Group businesses and before tax.

Despite the challenging environment, the improvement in business in the second half enabled profit before tax to reach € 523 million, compare to the targeted € 500 million announced when the interim 2003 results were released.

Net interest expense amounted to € 74 million. It comprises both interest expense, which declined to € 71 million from € 106 million last year, and other financial income and expense.

Total fixed asset holding costs (rental expenses plus depreciation and interest) were stable, at € 1,240 million versus € 1,247 million in 2002.

The contribution of companies accounted for by the equity method was a negative € 6 million loss for the year. The decline was mainly attributable to the fall in earnings from the hotel business in the Asia-Pacific region, which was affected by the SARS epidemic, as well as to the first-time accounting Dorint in Germany which was a negative € 5 million.

Gains and losses on management of hotel portfolio, corresponding to sales carried out in the normal course of managing the hotel portfolio, totaled € 68 million in 2003, including sales of hotel buildings in Europe netted gains of € 102 million, which were offset by a € 30 million provision on hotel assets located in sensitive regions.

Gains and losses on management of other assets, at a negative € 17 million, include a € 51 million gain on the sale of all the Accor treasury stocks. They also reflect non-operating gains and losses.

Income taxes came to € 163 million. The effective tax rate (expressed as a percentage of profit before tax) was 27.6% versus 31.0% the year before.

There were no exceptional items in 2003. In 2002 they included a € 68-million capital gain on the sale of a 44% interest in Accor Casinos to Colony Capital.

After deducting minority interests of € 34 million, **net income, Group share** came to € 270 million, a decline of 37.2% on 2002.

Earnings per share amounted to € 1.36, based on the weighted average 197,730,236 shares outstanding in 2003.

NET INCOME, GROUP SHARE
(in € millions)


352
447
474
430
270
1.94
2.28
2.40
2.18
1.36
EPS(in €)
1999
2000
2001
2002
2003

Cash flow and ratios

Operating cash flow amounted to € 847 million in 2003. The € 114 million decline was primarily due to the contraction in Ebitdar, partially offset by the decrease in taxes.

Free cash flow retreated 12.7% to € 563 million. Renovation capex were reduced, to € 284 million. These outlays were higher during the strong growth years, when the hotel base was extensively upgraded. In 2003, they represented 4.2% of revenues, high enough to keep assets competitive and in good condition.

Expansion capex totaled € 586 million. The decline did not dampen the pace of expansion, as 170 new hotels (22,105 new rooms) were opened during the year. Proceeds from asset disposals amounted to € 461 million.

Debt net decreased by € 340 million in 2003 at 2,462 million. Gearing is at 66.8% versus 70.3% in 2002.

Return on capital employed (ROCE), corresponding to EBITDAR expressed as a percentage of fixed assets at cost plus working capital, stood at 9.2% in 2003. Excluding hotels under construction, ROCE stood at 9.4%, versus 11.0% in 2002.

Based on an ROCE after tax of 7.6%, a weighted average cost of capital of 5.8% and capital employed of € 11.6 billion, the economic value added created by Accor totaled € 208 million, versus € 278 million in 2002.

ECONOMIC VALUE ADDED
(in € millions)


224
265
291
278
208
8.7%
9.0%
9.1%
8.6%
7.6%
ROCE
after
tax
1999
2000
2001
2002
2003

Strategic Vision and Outlook

The difficulties encountered over the past two years have prompted Accor to meet new challenges, such as enhancing our marketing responsiveness, carefully selecting investment opportunities and optimizing our organization. This does not mean, however, that we have abandoned the long-term growth strategy that today provides us with undeniable competitive advantage. In a market that is just beginning to recover, these strengths, when taken together, represent growth drivers that will enable Accor to be efficient.

■ Focusing expansion on high-margin businesses

In line with our strategic vision, 68% of 2003 capital expenditure was allocated to the development of Midscale and Economy hotels in Europe (56%) and Services (12%), two businesses that make major contributions to earnings and generate the highest return on capital employed.

Targeted expansion in Hotels

The hotel business continued to expand at a sustained pace in 2003, opening 170 new properties (22,015 additional rooms), mostly in the Midscale and Economy segments in Europe. Given our assertive commitment to reducing capex, these new hotels are primarily operated through management contracts and franchise agreements. Overall, Europe accounted for 36% of the openings and 75% of investments, while Asia represented 24% of investments and 3% of new openings. This policy of investing selectively by region and market segment makes it possible to manage country and product risk while maximizing profitability.

Stepped up development of Services

The Services business pursued several opportunities to increase market share in 2003. Acquisitions included Mexico's fourth-largest food voucher issuer (415,000 users) and, in Europe, a 35% stake in Romania's third-largest food voucher company (212,000 users) and Smart Cleaning, the UK market leader in corporate clothing aftercare (47,000 users). Total capital expenditure in Services amounted to € 68 million for the year, compared with €18 million in 2002.

■ Growth drivers

Moderate growth in hotel supply vs. strong potential for growth in demand

Unlike the situation in the early 1990s, during the Gulf War, when fast growing hotel capacity was outstripping demand by a wide margin, supply today is growing slowly. In 2003, for example, supply increased by 0.3% in Europe (source: MKG Consulting, February 2004), after rising 0.8% in 2002, and by 1.3% in the United States (source: PriceWaterhouseCoopers, December 2003), after a 1.7% increase in 2002.

At the same time, our unique offer serves a market in which demand is experiencing fast growth. According to the World Tourism Organization, the number of international travelers increased at an average annual rate of 4.1% between 1995 and 2002 and will more than double by 2020. This trend is being driven by growth in disposable income and more affordable airfares around the world. There is considerable potential for increasing the hospitality customer base, especially in the Economy segment.

A rising hotel cycle

In these market conditions, the economic recovery will drive a faster rise in occupancy rates than during the last upturn in the hotel cycle. In second-half 2003, we already noted a distinct recovery in the United States and the United Kingdom, which together account for 31% of EBITDAR. Germany and the Benelux countries are also showing encouraging signs. France, however, is still adversely affected by the lack of international customers in Paris and the persistently difficult business environment.

Market leadership in Europe

With more than 2,100 hotels in Europe, Accor is by far the region's number one hospitality company. Five of our brands rank among the top ten in Europe. We hold leadership positions in our main markets and are focusing expansion on countries where our market share remains low, notably the United Kingdom, Spain and Italy.

Full ramp-up of recent openings

Because of the sluggish economy, hotels opened in the past two years have been slow in ramping up and will not reach maturity as quickly as expected. While the EBITDAR margin shortfall is currently seven to nine points, the economic recovery will enable them to realize their full potential.

Continued development of the hotel business

The emerging recovery means that we can increase renovation budgets, with capital expenditure for renovation and maintenance expected to increase to € 350 million in 2004, from € 284 million in 2003.

Capital expenditure for expansion should amount to roughly € 500 million, compared to € 586 million in 2003, with the same focus on Economy and Midscale hotels in Europe, in services, if acquisitions opportunities arise.

A total of 275 new hotels, representing 37,000 rooms, are already planned for between now and 2006, of which 58% Ibis and Etap Hotel, 33% Novotel and Mercure, and 9% Sofitel. Of the total, 33 will be in Spain, 13 in the United Kingdom, 42 in Brazil and six in China, demonstrating the strategic inroads planned in these key markets. These developments will contribute to future earnings growth, especially in Europe where we are investing directly (88% of total capital expenditure).

Sofitel, our prestige brand

In recent years, Sofitel has become a truly international network of 180 hotels in 52 countries. The chain now ranks among the leaders in its segment, as evidenced by a February 2004 Business Travel News survey in which Sofitel placed second in the Upper Upscale segment in the United States. These advances are helping Sofitel to close the price gap with its British and American competitors, providing a powerful lever for earnings growth.

An assertive marketing strategy to "make Accor the smart choice"

Having demonstrated its effectiveness in helping Accor weather the crisis, our sales and marketing strategy remains sharply focused on capturing, satisfying and retaining customers, with the goal of "making Accor the smart choice."

Innovation is playing a key role in achieving this objective, both in the product offer and in improved services. Some 1.4 million people now hold loyalty cards issued by the Mouvango program, in partnership with Total, Europcar, Courtepaille, Bouygues Telecom and other companies, and the Accor Hotels Favorite Guest program. In addition, online bookings rose sharply in 2003, to 5.6% of total lodging business volume, compared with 3.6% in 2002.

New sources of growth in Services

In recent years, our Services business has demonstrated the ability to resist unfavorable economic cycles and to create a wide array of targeted new products. Existing products are being extended to new markets, while new countries, such as Panama and Peru in 2003, are opening up to our solutions, bringing to 34 the number of countries in which Accor delivers its services. Currently under consideration are roughly 15 countries where future projects will be launched at the rate of one or two new countries a year. What's more, these new products and country markets are gradually reaching breakeven. They therefore represent multiple sources of future growth that, supported by acquisitions, will drive market share gains and higher margins.

Thanks to its global identity, powerful network and technological capabilities, Accor is a major force in its industries. This will enable it to pursue and accelerate its expansion and its partnership strategy, in all its businesses. Regardless of the economic environment, Accor is committed to a long-term strategic vision, firmly grounded in a culture of growth and innovation.

CONSOLIDATED INCOME STATEMENT

(in € millions)	1999	2000	2001	2002	2003
Consolidated revenues	**6,105**	**7,007**	**7,290**	**7,139**	**6,828**
EBITDAR	**1,560**	**1,891**	**1,971**	**1,936**	**1,769**
Rental expense	(478)	(616)	(698)	(726)	(730)
EBITDA	1,082	1,275	1,273	1,210	1,039
EBIT	723	847	830	755	603
Net financial expense	(143)	(121)	(92)	(66)	(74)
Income from companies accounted for by the equity method	15	25	20	14	(6)
Profit before tax	**595**	**751**	**758**	**703**	**523**
Gains and losses on management of hotel portfolio	18	19	29	54	68
Gains and losses on management of other assets	(29)	23	66	(30)	(17)
Goodwill amortization	(68)	(96)	(102)	(109)	(107)
Income tax	(222)	(256)	(246)	(234)	(163)
Exceptional items (net of tax)	82	35	-	68	-
Consolidated net Income	**376**	**475**	**505**	**452**	**304**
Minority interests	(24)	(28)	(31)	(22)	(34)
Net income, Group share	**352**	**447**	**474**	**430**	**270**
Earnings per share (in €)	**1.94**	**2.28**	**2.40**	**2.18**	**1.36**
Net dividend per share (in €)	**0.90**	**1.00**	**1.05**	**1.05**	***1.05**

** proposed to the Combined Annual and Extraordinary Shareholders' Meeting of May 4, 2004*

Summary Management report on the 2003 consolidated financial statements (next)

CONSOLIDATED BALANCE SHEET

(in € millions)	1999	2000	2001	2002	2003
ASSETS					
Goodwill	1,684	1,911	1,879	1,679	1,719
Intangible fixed assets	530	581	533	479	384
Property, plant and equipment	4,518	4,696	5,026	4,521	4,133
Financial assets	647	773	882	1,165	1,038
Fixed assets	**7,379**	**7,961**	**8,320**	**7,844**	**7,274**
Current assets	**3,673**	**3,993**	**3,780**	**3,431**	**3,682**
TOTAL ASSETS	**11,052**	**11,954**	**12,100**	**11,275**	**10,956**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Shareholders' equity	3,279	3,843	4,139	3,893	3,587
Shareholders' equity and minority interests	**3,464**	**3,984**	**4,279**	**3,984**	**3 683**
Long-term debt	2,997	3,397	3,441	3,372	3 344
Non-current liabilities and shareholders' equity	**7,065**	**7,990**	**8,257**	**7,884**	**7,578**
Current liabilities	3,987	3,964	3,843	3,391	3,378
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**11,052**	**11,954**	**12,100**	**11,275**	**10,956**

CONSOLIDATED STATEMENT OF CASH FLOWS

(in € millions)	1999	2000	2001	2002	2003
Funds from operations	**778**	**984**	**1,005**	**961**	**847**
Renovation and maintenance expenditure	(431)	(422)	(405)	(316)	(284)
Free cash flow	**347**	**562**	**600**	**645**	**563**
Development expenditures and investments in technology	(2,680)	(1,251)	(923)	(802)	(586)
Proceeds from asset disposals	1,868	843	535	660	461
Change in working capital and other	(148)	213	(243)	(130)	196
Dividends	(218)	(248)	(271)	(326)	(294)
Decrease / (increase) in net debt	**(831)**	**119**	**(302)**	**47**	**340**

Parent Company Results

Accor's total revenues, from all businesses, amounted to € 504 million in 2003, an increase of 3.7% compared with € 486 million the previous year.
The total includes hotel royalties, payments from business leases and service fees.

Net income for the year came to € 178 million versus € 337 million in 2002.

Financial results of Accor S.A.

Financial results of Accor S.A. for the past five years

(€ in thousands)	1999	2000	2001	2002	2003
1- Financial statuts at year end					
Share capital	556,446	594,974	596,680	597,776	597,779
Number of shares outstanding	185,481,982	198,324,605 (1)	198,893,415 (1)	199,258,550 (1)	199,259,550 (1)
Number of convertible bonds outstanding	1,990,639	0	0	3,415,424	18,719,772
2- Financial and operating results					
Sales (net of sales tax)	374,584	464,944	478,743	486,546	503,980
Income before taxes, amortization and provision	142,240	382,545	647,712	554,292	293,509
Income taxes	(23,040)	(19,803)	(47,274)	(35,709)	(30,634)
Net income, after taxes amortization and provisions	243,983	406,385	315,905	337,244	178,462
Dividend distribution	224,009	246,017	293,338	258,291	268,223 (2)
3- Per share data (in €)					
Income, after taxes, but before amortization and provisions	0.89	2.03	3.49	2.96	1.63
Net income, after taxes, amortization and provisions	1.32	2.05	1.59	1.69	0.90
Net dividend per share	0.90	1.00	1.05	1.05	1.05 (2)
4- Employees					
Number of employees	1,095	1,025	887	902	1,225 (3)
Payroll (including employee benefits)	68,294	75,479	74,335	78,781	112,942

(1) Par value : € 3.
(2) Proposed for 2003.
(3) Accor SA employees at December 31, 2003.

Purpose and Texts of the Resolutions

Annual Shareholders' Meeting

The following resolutions are subject to the quorum and majority voting rules applicable to Ordinary Shareholders' Meetings.

Approval of the 2003 financial statements

Purpose

The purpose of the **first resolution** is to approve the 2003 **financial statements of the Company**, showing net income of € 178,461,773.22.

In accordance with Article L.225-100 paragraph 3 of the Commercial Code, shareholders are asked to vote a separate resolution specifically approving the consolidated financial statements.

Full text

FIRST RESOLUTION

Approval of the 2003 financial statements of the Company

The Annual Meeting, having considered the reports of the Management Board and the Supervisory Board as well as the Auditors' report on the financial statements, approves the report of the Management Board in its entirety and the financial statements of the Company for the year ended December 31, 2003, as presented.

The Annual Meeting also approves the transactions reflected in the financial statements and the action taken by the Management Board during the year.

SECOND RESOLUTION

Approval of the 2003 financial statements of the Group

The Annual Meeting, having considered the reports of the Management Board and the Supervisory Board as well as the Auditors' report on the consolidated financial statements, approves the consolidated financial statements for the year ended December 31, 2003, as presented.

Regulated Agreements

Purpose

The **third resolution** concerns regulated agreements governed by Article L.225-86 of the Commercial Code, which were approved by the Supervisory Board during 2002 and are described in the Auditors' Special Report.

Full text

THIRD RESOLUTION

Approval of regulated agreements

The Annual Meeting, having considered the Auditors' Special Report on agreements governed by article L.225-86 of the Commercial Code approves the agreements referred to therein and the transactions carried out under the agreements approved in prior years.

Appropriation of 2003 net income and determination of the dividend

Description and purpose

The **fourth resolution** concerns the appropriation of net income. The **dividend per share** recommended by the Management Board amounts **to € 1.05**. If approved, the dividend will be paid as from May 17, 2004. Income available for distribution and the recommended appropriations are as follows:

Income available for distribution:	
▪ **2003 net income**	**€ 178,461,773.22**
Plus:	
▪ Retained earnings brought forward from the prior year	€ 608,180,748.45
▪ Prior year dividends not paid out on treasury stock	€ 1,605,167.55
▪ **Total income available for distribution**	**€ 788,247,689.22**
Recommended appropriations:	
▪ To dividends	€ 209,222,527.50
▪ To dividend withholding tax	€ 59,000,000.00
▪ To retained earnings	€ 520,025,161.72

The legal reserve already stands at the amount required by law and, therefore, no appropriation will be made to this reserve out of 2003 income.

Dividends for the last three years amounted to € 1.00 for 2000 (representing a total revenue of € 1.50) and € 1.050 for both 2001 and 2002 (representing a total revenue of € 1.575).

Full text

FOURTH RESOLUTION

Appropriation of 2003 net income

The Annual Meeting approves the recommendation of the *Management Board and resolves to appropriate* **net income** for **the year in the amount of:** **€ 178,461,773.22**

Plus:	
▪ Retained earnings brought forward from the prior year	€ 608,180,748.45
▪ Prior year dividends not paid out on treasury stock	€ 1,605,167.55
Representing total income available for distribution	**€ 788,247,689.22**
As follows: No appropriation to the legal reserve, which already stands at the amount required by law.	
▪ To dividends	€ 209,222,527.50
▪ To dividend withholding tax	€ 59,000,000.00
▪ To retained earnings	€ 520,025,161.72

The dividend payable on the 199,259,550 common shares carrying dividend rights as of January 1, 2003 is hereby set at € 1.05 per share, representing total revenue per share of € 1.575 including the € 0.525 *avoir fiscal* tax credit. The dividend will be paid as of May 17, 2004.

The Annual Meeting notes that dividends per share for the last three years were as follows:

In €	2000	2001	2002
Dividend	1.00	1.050	1.050
***Avoir fiscal* tax credit**	0.50	0.525	0.525
Total revenue	1.50	1.575	1.575

Supervisory Board

Purpose

The purpose of the **fifth resolution** is to **ratify the appointment** to the Supervisory Board of **Gabriele Galateri di Genola**.
Gabriele Galateri di Genola is:
Chairman of Mediabanca SpA,
Vice Chairman of Assicurazioni Generali SpA,
Director of IFI SpA and Pirelli & C SpA.

The **sixth resolution** concerns the **election** to the Supervisory Board of **Francis Mayer**.
Francis Mayer is:
Chief Executive Officer of Caisse des Dépôts et Consignations,
Vice Chairman and member of the Supervisory Board of Caisse Nationale des Caisses d'Epargne,
Director of Casino Guichard-Perrachon, Dexia and Veolia Environnement.

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FIFTH RESOLUTION

Ratification of the appointment of a member of the Supervisory Board

The Annual Meeting ratifies the decision of the Supervisory Board, at its meeting on July 2, 2003, to appoint Gabriele Galateri Di Genola as member of the Supervisory Board to replace IFIL Finanziaria Di Partecipazioni Spa, following the latter's resignation. Gabriele Galateri Di Genola will hold office for the remainder of his predecessor's term, expiring at the close of the Annual Shareholders' Meeting to be held to approve the 2006 financial statements.

SIXTH RESOLUTION

Election as member of the Supervisory Board of Francis Mayer

The Annual Meeting elects Francis Meyer as member of the Supervisory Board for a period of six years expiring at the close of the Annual Meeting to be held to approve the 2009 financial statements.

Authorization to trade in the Company's shares

Purpose

The purpose of the **seventh resolution** is to renew the Management Board's authorization to trade in the Company's shares on the stock market, subject to compliance with the applicable laws. The authorization is being sought for a period of 18 months and will supersede the previous authorization given at the May 20, 2003 Annual Meeting (ninth resolution).

The aims of the share buyback program are listed in the resolution to be put to the vote and also in the Information Memorandum approved by the Autorité des Marchés Financiers, which has been published by the Company and can also be downloaded from the Accor website (www.accor.com).

The maximum purchase price will be set at € 50 and the minimum sale price at € 30. The Company will not be authorized to purchase more than 18 million shares under the authorization, representing a maximum total investment of € 900 million.

The current authorization was not utilized during 2003 and the number of Accor shares held in treasury stock at December 31, 2003 was unchanged compared with the previous year-end, at 1,528,731 shares with a par value of € 3 per share, representing 0.767% of the Company's issued capital at that date.

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SEVENTH RESOLUTION

Authorization given to the Management Board to trade in the Company's shares

The Annual Meeting, having considered the report of the Management Board and the information memorandum approved by the Autorité des Marchés Financiers, authorizes the Management Board, pursuant to article L.225-209 of the Commercial Code, to trade in the Company's shares.

The shares may be purchased, sold or transferred by any appropriate method on the market or over-the-counter, including through the sale or granting of put options or the use of any other derivative financial instrument traded on a regulated market or over-the-counter.

The maximum purchase price is set at € 50 and the minimum sale price at € 30.

In the case of a bonus share issue paid up by capitalizing reserves, or a stock-split or reverse stock-split, the above prices per share will be adjusted based on the ratio between the number of shares issued and outstanding before and after the transaction.

In application of article 179-1 of the decree of March 23, 1967 on trading companies, the Annual Meeting sets at 18 million the maximum number of shares that may be acquired under this authorization, corresponding to a total investment of no more than € 900 million based on the maximum purchase price of € 50 per share authorized above.

Shares may be purchased by any method:

- to optimize the management of the Company's financial position and assets and liabilities;
- to stabilize the Company's share price;
- for cancellation, including for the purpose of offsetting the shares issued or that may be issued on exercise of employee stock options or in connection with a share offer to employees who are members of an employee stock ownership plan;
- for allocation on exercise of stock options granted to employees and officers of the Company and/or the Group;
- for allocation in settlement of amounts due under the employee profit-sharing plan;
- for remittance in payment or exchange for shares of another company, in connection with an acquisition or otherwise;
- for allocation on exercise of rights attached to securities redeemable, convertible, exchangeable or otherwise exercisable for shares of the Company;
- to facilitate the unwinding of cross-shareholdings.

The shares acquired under this authorization may be retained, sold or transferred. They may also be cancelled under the authorization given in the eighth resolution.

This authorization is given for a maximum period of eighteen months. It cancels and replaces an earlier authorization given to the Management Board in the ninth resolution of the Annual Meeting of May 20, 2003.

Full powers are given to the Management Board to act on this authorization.

Extraordinary Meeting

The following resolutions are subject to the quorum and majority voting rules applicable to Extraordinary Meetings.

Authorization to reduce the Company's capital by cancelling shares

Purpose

The purpose of the **eighth resolution** is to renew the authorization given to the Management Board to **cancel all or some of the shares bought back pursuant to the seventh resolution**. The number of shares canceled in any given 24-month period may not exceed 10% of the total shares outstanding.
The authorization is being sought for a period of 18 months and is the subject of a special report issued by the Auditors *in accordance with the law.*

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EIGHTH RESOLUTION

Authorization given to the Management Board to reduce the capital by cancelling shares

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report, authorizes the Management Board to:

- cancel the shares bought back under the authorization given in the seventh resolution, provided that the number of shares canceled in any twenty-four month period does not exceed 10% of the capital, reduce the Company's capital accordingly and charge the difference between the purchase price of the canceled shares and their par value against additional paid-in capital or reserves available for distribution;
- effect the capital reduction, place on record the capital reduction or reductions resulting from the cancellation of shares under this resolution, amend the bylaws to reflect the new capital and generally carry out any necessary formalities.

This authorization is given for a maximum period of eighteen months. It cancels and replaces the earlier authorization given to the Management Board in the sixteenth resolution of the Extraordinary Meeting of May 20, 2003. The authorization may be used by the Management Board subject to the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

Renewal of financial authorizations

Purpose

At the Annual and Extraordinary Shareholders' Meeting of May 20, 2003, the shareholders authorized the Management Board to issue shares and share equivalents, pursuant to the provisions of Article L.225-129 III paragraph 2 of the Commercial Code.

The Management Board used this authorization on October 24, 2003 to carry out a € 616,000,007 1.75% "Oceane" bond issue due January 2008. The bonds are convertible for new Accor shares or exchangeable for existing shares.

In view of this issue, shareholders are asked to renew, in advance, the authorizations given to the Management Board at the May 20, 2003 meeting, to issue appropriate types of securities, based on market conditions and in the best interests of the Company and its shareholders.

These authorizations will give the Management Board the necessary flexibility to act swiftly to implement the Group's financial strategy. They will enable the Management Board to issue shares and share equivalents with pre-emptive subscription rights for existing shareholders, or without such rights, and thus effect public or private placements in France, abroad and/or on international markets, based on the opportunities offered by the financial markets and according to the best interests of the Company and its shareholders.

The **ninth resolution** authorizes the Management Board to issue shares and share equivalents with pre-emptive subscription rights for existing shareholders. The aggregate par value of shares issued under this resolution is capped at

€ 200 million, not including the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents. The aggregate nominal value of debt securities issued under the authorization - which may include convertible bonds, bonds with warrants, exchangeable bonds or equity notes - is capped at € 2 billion or the equivalent in foreign currency.

The authorization will be valid for a period of 26 months from the date of the Meeting and will supersede the one given in the tenth resolution of the Annual and Extraordinary Shareholders' Meeting of May 20, 2003. The Management Board will be required to obtain the prior approval of the Supervisory Board before carrying out any issues.

The **tenth resolution** authorizes the Management Board to issue shares and share equivalents without pre-emptive subscription rights for existing shareholders.

The Management Board wants to be able to react quickly to any financial opportunity arising in rapidly changing and diverse financial markets in France and abroad, by swiftly mounting issues that can be placed with investors interested in certain types of financial instruments. To be able to do so, the Management Board needs to be in a position to offer the securities to investors without waiting for shareholders to exercise their pre-emptive rights.

If the authorization is used, shareholders may be offered the opportunity to subscribe for the securities on a priority basis, during a period and on terms to be decided by the Management Board based on market practices.

The pricing and other terms and conditions of any such issues will be governed by strict rules, as required by law. The Management Board and the Statutory Auditors will issue reports in connection with any such issues, which will be made available to shareholders in accordance with the legal requirements.

The aggregate par value of shares issued under this authorization will be capped at € 100 million, corresponding to the issuance of new shares representing around 16.6% of the Company's capital at December 31, 2003. Any shares issued by Accor in payment for shares tendered to a stock-for-stock offer made by the Company will be set off against this ceiling.

The aggregate nominal value of debt securities issued under the authorization is capped at € 1 billion or the equivalent in foreign currency.

The authorization will be valid for a period of 26 months from the date of the Meeting and will supersede the one given in the eleventh resolution of the Annual and Extraordinary Shareholders' Meeting of May 20, 2003. The Management Board will be required to obtain the prior approval of the Supervisory Board before carrying out any issues.

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NINTH RESOLUTION

Authorization to be given to the Management Board to issue shares and share equivalents with pre-emptive subscription rights

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report resolves, in accordance with Article L.225-129 of the Commercial Code (paragraph 3):

1. To give the Management Board the necessary powers to issue shares, stock warrants and securities convertible, exchangeable, redeemable or otherwise exercisable for shares, in France or on the international market;

2. That the aggregate par value of the shares issued under this authorization, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed € 200 million. This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents;

3. That the aggregate nominal value of debt securities issued under this authorization may not exceed € 2 billion or the equivalent in foreign currencies;

4. That shareholders will have a pre-emptive right to subscribe for the shares and/or share equivalents issued under this authorization, as provided for by law, pro rata to their existing holdings. In addition, the Management Board may grant shareholders a pre-emptive right to subscribe for any shares and/or share equivalents not taken up by other shareholders. If the issue is oversubscribed, such additional pre-emptive rights shall also be exercisable pro rata to the existing interest in the Company's capital of the shareholders concerned;

NINTH RESOLUTION (NEXT)

If the issue is not taken up in full by shareholders exercising their pre-emptive rights as described above, the Management Board may take one or other of the following courses of action, in the order of its choice:

- limit the amount of the capital increase to the subscriptions received, provided that at least three-quarters of the issue is taken up;
- freely allocate all or some of the unsubscribed shares or share equivalents among shareholders;
- offer all or some of the unsubscribed shares or share equivalents for subscription by the public.

5. That warrants to subscribe for the Company's shares may be offered for subscription on the above basis or allocated among holders of existing shares without consideration;

6. That this authorization will automatically entail the waiver of shareholders' pre-emptive right to subscribe for the shares to be issued on conversion, exchange, redemption or exercise of the share equivalents;

7. That the Management Board shall have full powers to use this authorization and to delegate said powers to the Chairman subject to compliance with the law. Accordingly, the Management Board shall decide on the timing and other terms of the issues, including the form and characteristics of the securities, the issue price and other terms of issue, the amount of each issue, the date from which the securities will carry coupon rights - which may be set retroactively - and the buyback terms, if applicable. The Management Board may also suspend the rights attached to the securities for a period not exceeding three months. The Management Board will set the rules to be applied to ensure that the rights of existing holders of share equivalents are protected, in accordance with the applicable laws and regulations. Any and all costs incurred in connection with any issues carried out under this authorization may be charged against the related premiums, as well as any other costs, at the Management Board's discretion. The Management Board may enter into any and all underwriting agreements related to the issues. The Management Board shall have full powers to place on record the capital increases resulting from the use of this authorization, and to amend the bylaws to reflect the new capital.

In the case of issue of debt securities, the Management Board shall have full powers to decide whether to issue subordinated or unsubordinated debt, to set the interest rate, the life of the securities, the redemption price—which may be fixed or variable and may or may not include a call premium—the terms of early redemption depending on market conditions and the basis on which the debt securities are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company;

8. That this authorization cancels and replaces all earlier authorizations to issue shares and share equivalents with pre-emptive subscription rights.

This authorization is given to the Management Board for a period of twenty-six months as from the date of this Meeting. The authorization may be used by the Management Board subject to the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

TENTH RESOLUTION

Authorization to be given to the Management Board to issue shares and share equivalents without pre-emptive subscription rights

The Extraordinary Meeting, having considered the report of the Management Board and the Auditors' special report, resolves, in accordance with Article L.225-129 (paragraph 3) of the Commercial Code:

1. To give the Management Board the necessary powers to issue shares and securities convertible, exchangeable, redeemable or otherwise exercisable for shares, in France or on the international market, and to determine the timing and amounts of said issues within the limits prescribed below;

2. That the aggregate par value of the shares issued under this authorization, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed € 100 million;

3. That shares may be issued on exercise of rights attached to securities issued by any entity in which the Company holds over one half of the capital, directly or indirectly, that are convertible, exchangeable, redeemable or otherwise exercisable for the Company's shares, subject to the latter's approval.

4. That the aggregate nominal value of debt securities issued under this authorization may not exceed € 1 billion or the equivalent in foreign currencies;

5. To waive shareholders' pre-emptive rights to subscribe for the shares or share equivalents to be issued under this authorization. The Management Board may, however, offer shareholders a priority right to subscribe for all or part of the issue, within a period and on terms to be decided by the Board.

This priority subscription right will not be transferable;

6. That if the issue is not taken up in full by shareholders exercising their pre-emptive rights as described above, the Management Board may take one or other of the following courses of action, in the order of its choice:

- limit the amount of the capital increase to the subscriptions received, provided that at least three-quarters of the issue is taken up;
- freely allocate all or some of the unsubscribed shares or share equivalents among shareholders;

7. That this authorization will automatically entail the waiver of shareholders' pre-emptive rights to subscribe for the shares to be issued on conversion, exchange, redemption or exercise of the share equivalents;

8. That the amount received by the Company for each share issued under this authorization, either directly or on conversion, exchange, redemption or exercise of share equivalents, shall be at least equal to the average of the opening prices quoted for the Company's shares over ten consecutive trading days selected from among the twenty trading days preceding the issue of the share equivalents, as adjusted for any differences in cum-dividend dates, provided that in the case of issue of stock warrants, the amount received by the Company when the warrants are subscribed will be taken into account in the calculation;

9. That the Management Board may issue shares in payment for shares of another company tendered to a stock-for-stock offer made by the Company, within the limit set in paragraph 2 above and subject to compliance with the provisions of Article L.225-148 of the Commercial Code;

10. That the Management Board shall have full powers to use this authorization and to delegate said powers to the Chairman subject to compliance with the law. Accordingly, the Management Board shall decide on the timing and other terms of the issues, including the form and characteristics of the securities, the issue price and other terms of issue, the amount of each issue, the date from which the securities will carry coupon rights - which may be set retroactively - and the redemption terms, if applicable. The Management Board may also suspend the rights attached to the securities for a period not exceeding three months. The Management Board will set the rules to be applied to ensure that the rights of existing holders of share equivalents are protected, in accordance with the applicable laws and regulations. Any and all costs incurred in connection with any issues carried out under this authorization may be charged against the related premiums, as well as any other costs, at the Management Board's discretion. The Management Board may enter into any and all underwriting agreements related to the issues. The Management Board shall have full powers to place on record the capital increases resulting from the use of this authorization, and to amend the bylaws to reflect the new capital.

In the case of issue of debt securities, the Management Board shall have full powers to decide whether to issue subordinated or unsubordinated debt, to set the interest rate, the life of the securities, the redemption price-which may be fixed or variable and may or may not include a call premium-the terms of early redemption depending on market conditions and the basis on which the debt securities are convertible, exchangeable, redeemable or otherwise exercisable for shares of the Company;

11. That this authorization cancels and replaces the unused portion of the authorization given to the Management Board in the eleventh resolution of the Extraordinary Shareholders' Meeting of May 20, 2003.

This authorization is given to the Management Board for a period of twenty-six months as from the date of this Meeting. The authorization may be used by the Management Board subject to the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

Authorization to be given to the Management Board to issue shares to be paid up by capitalizing retained earnings, income, additional paid-in capital or any other eligible amounts

Purpose

The purpose of the **eleventh resolution** is to authorize the Management Board to issue shares to be paid up by capitalizing retained earnings, income, additional paid-in capital or any other eligible amounts. The Management Board may use this authorization in tandem with a share issue for cash carried out pursuant to the ninth and tenth resolutions. The authorization may also be used to raise the par value of existing shares, rather than issuing bonus shares.

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ELEVENTH RESOLUTION

Authorization to be given to the Management Board to issue shares to be paid up by capitalizing retained earnings, income, additional paid-in capital or other eligible amounts

The Extraordinary Meeting, having considered the report of the Management Board, resolves:

1. To give the Management Board full powers to increase the capital by capitalizing retained earnings, income, additional paid-in capital or other eligible amounts, including in conjunction with a share issue for cash carried out under the ninth and tenth resolutions, and to issue bonus shares and/or increase the par value of existing shares, as well as to determine the amount and timing of such issues;

2. That the maximum aggregate amount by which the capital may be increased under this authorization may not exceed € 200 million;

3. That the Management Board shall have full powers to use this authorization and to delegate said powers to the Chairman subject to compliance with the law. Accordingly, the Management Board shall be authorized to:

- set the terms and conditions of the authorized operations, decide the amount and types of items to be capitalized, the number of new shares to be issued or the amount by which the par value of existing shares is to be increased, set the retrospective or future date from which the new shares will carry dividend and voting rights or the date on which the increase in par value will be effective, and to charge the share issuance costs and any other costs against the related premium;
- decide that, as an exception to the provisions of Article L.225-149 of the Commercial Code, rights to fractions of shares will be non-transferable and that the corresponding shares will be sold, with the proceeds of such sale attributed to holders of rights no later than 30 days following the date on which the whole number of shares awarded to them is recorded in their account;
- take all necessary measures and enter into any and all agreements to permit the execution of the planned transaction or transactions, and generally do whatever is necessary, carry out all actions and formalities required to implement the capital increase or increases carried out under this authorization and amend the bylaws to reflect the new capital;

4. That this authorization supersedes all earlier authorizations to increase the capital by capitalizing retained earnings, income, additional paid-in capital or other eligible amounts.

This authorization is given to the Management Board for a period of twenty-six months as from the date of this Meeting. The authorization may be used by the Management Board subject to the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

Blanket ceiling on financial authorizations

Purpose

The **twelfth resolution** sets a cap of € 300 million on the aggregate par value of share issues carried out directly or on conversion, redemption, exchange or exercise of share equivalents, with or without pre-emptive subscription rights, pursuant to the ninth, tenth and eleventh resolutions, within the next 26 months. This ceiling does not include the par value of any shares to be issued to protect the rights of current holders of share equivalents, as required by law.

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TWELFTH RESOLUTION

Blanket ceiling on the authorizations to issue shares and share equivalents

The Extraordinary Meeting, having considered the report of the Management Board and by virtue of the adoption of the ninth, tenth and eleventh resolutions, resolves to set at € 300 million the maximum aggregate par value of shares to be issued directly or on conversion, exchange, redemption or exercise of share equivalents pursuant to the above authorizations, provided that said ceiling shall not include the par value of any additional shares to be issued to protect the rights of existing holders of share equivalents as required by law.

Employee share issue

Purpose

The **thirteenth resolution** authorizes the Management Board to issue shares and/or share equivalents to employees who are members of an Accor Group employee stock ownership plan ("Plan d'Epargne d'Entreprise" or "Plan Partenarial d'Epargne Salariale Volontaire").

With the approval of the Supervisory Board, given on January 7, 2004, the Management Board decided to carry out an employee share issue pursuant to the authorization given in the fourteenth resolution of the Extraordinary Meeting of May 20, 2003. The issue, to be carried out no later than July 31, 2004, will be capped at the equivalent of 0.35% of the Company's capital at December 31, 2003. The pricing and other terms of the issue will be decided by the Management Board.

The operation is described in an information memorandum approved by the French stock exchange authorities (Autorité des Marchés Financiers) on February 23, 2004, which is available for consultation on the Accor website, www.accor.com.

According to the provisions of the Act of February 19, 2001 (Article 29-1-1), whenever companies seek an authorization to issue shares, they must also submit to shareholders a resolution authorizing an employee share issue.

The Management Board is therefore asking shareholders to vote the thirteenth resolution renewing, on the same terms and for the same amount, the authorization given at the Extraordinary Meeting of May 20, 2003. This authorization will cover the same period of 26 months during which the Management Board will be authorized to issue shares and share equivalents under the ninth, tenth, eleventh and twelfth resolutions.

The shares will be offered for subscription by employees through a Group employee stock ownership plan or directly in cases where this is not possible. The total number of shares and share equivalents that may be issued under this authorization and any similar authorizations given earlier will be limited to the equivalent of 2% of the Company's capital on the date the issue is decided by the Management Board.

As stipulated in Article L.443-5 of the Labor Code, the shares will be offered at a price not exceeding the average of the prices quoted for Accor shares over the twenty trading days preceding the date of the Management Board's decision, or at a discount to this average price. The maximum discount that may be granted is set by law.

The Management Board will be required to seek the prior approval of the Supervisory Board before using this authorization.

This authorization supersedes the one given at the Extraordinary Shareholders' Meeting of May 20, 2003, except as regards issues already initiated under the May 20, 2003 authorization.

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THIRTEENTH RESOLUTION

Authorization to be given to the Management Board to issue shares and share equivalents to employees who are members of an Accor Group employee stock ownership plan ("Plan d'Epargne d'Entreprise" or "Plan Partenarial d'Epargne Salariale Volontaire")

The Extraordinary Meeting, having considered the report of the Management Board and the Statutory Auditors' special report, and as provided for in Articles L.443-1 *et seq.* of the Labor Code dealing with employee share ownership and Article L.225-138 of the Commercial Code:

1. Gives the Management Board a twenty-six month authorization, as from the date of this Meeting, to issue shares and share equivalents to employees of the Company and French and foreign related companies within the meaning of Article L.225-180 of the Commercial Code, who are members of an Accor Group employee stock ownership plan.

2. Authorizes the Management Board to grant shares or share equivalents to employees without consideration, within the limits prescribed in Article L.443-5 paragraph 4 of the Labor Code.

3. Resolves that the total number of shares that may be issued under this or any earlier authorization may not exceed the equivalent of 2% of the Company's capital on the date of the Management Board's decision.

4. Resolves that the new shares may not be issued at a price in excess of the average of the prices quoted for Accor shares over the twenty trading days preceding the date of the Management Board's decision setting the opening date of the subscription period, or at a discount to this average price which exceeds the maximum discount allowed by law, and that the characteristics of the share equivalents will be set by the Management Board in accordance with the applicable regulations.

5. Notes that these decisions automatically entail the waiver by shareholders of their pre-emptive rights to subscribe for the shares to be offered to employees for subscription.

6. Gives full powers to the Management Board to:

- prepare the list of companies whose employees may be entitled to subscribe for the shares;
- decide that the shares may be acquired either through a corporate mutual fund or directly;
- allow employees a specified period of time to pay up their shares;
- set the terms and conditions of membership of the PEE or PPESV employee stock ownership plan, as well as draw up or amend the plan rules;
- set the opening and closing dates of the subscription period and the issue price of the shares;
- determine the number of new shares to be issued;
- place on record the capital increases;
- carry out any and all transactions and formalities, directly or through a duly authorized representative;
- amend the Company's bylaws to reflect the new capital and generally, take all appropriate action and do whatever is necessary to comply with the applicable laws and regulations.

The authorization may be used by the Management Board subject to the prior approval of the Supervisory Board, in accordance with Article 15 of the bylaws.

This authorization supersedes the one given to the Management Board in the fourteenth resolution of the Extraordinary Meeting of May 20, 2003, except as regards issues already initiated under the said resolution.

FOURTEENTH RESOLUTION

Powers to carry out formalities

The Annual Meeting gives full powers to the bearer of an original, extract or copy of the minutes of this Meeting to carry out any and all filing and other formalities required by law.

Report of the Supervisory Board to the Annual Shareholders' Meeting

The Supervisory Board reviewed the 2003 financial statements and the Management Board's report on March 2, 2004. The financial results reflected in these statements are significantly below those for 2002. This is the first time for several years that the Group has experienced a material decline in results.

In 2003, the tourist industry was hit by an unprecedented accumulation of unfavorable events, which took place against a backdrop of persistently depressed economic conditions in Continental Europe. These developments adversely affected our Group's revenues. At the same time, the fall in the dollar and South American currencies against the euro led to a significant negative currency effect. In this very difficult environment, Accor succeeded in limiting the decline in margins and posting pre-tax profit in line with the forecasts announced by the Management Board during the year. This performance was attributable to the Group's strong fundamentals, balanced business base and strict cost discipline. The Group also kept its sights firmly fixed on its long-term growth targets. Positions were consolidated in Europe and emerging markets as part of the strategy to achieve profitable growth through selective investment.

Under the circumstances described above, we consider that the ongoing implementation of the Group's strategy, by the Management Board under the guidance of its Chairman, and the measures taken during the year to adapt to the prevailing conditions, have placed Accor in a position to reap the full benefits of the recovery.

The Management Board recommends paying a dividend of € 1.05, the same amount as for 2002. We support this recommendation.

We also invite shareholders to approve the other resolutions tabled at the Meeting.

File N°82-4672

ACCOR

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's

inancial Statements				
4/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
4/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
5/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
5/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
9/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
3/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
2/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
2/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
2/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

ıancial Statements				
4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
)/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
'5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
'8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
)/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
'11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
'2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
'2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
)/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
'/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

inancial Statements				
7/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
0/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
1/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
3/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
9/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
2/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
9/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
6/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
9/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
6/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
2/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
0/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
6/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
5/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
5/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
5/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

6/05/03	Consolidated Sales for the first three months of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.48
1/07/03	H1 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.49
0/09/03	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.50
5/11/03	9M 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.51
8/01/04	Consolidated Sales for the Full Year of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.52
2/04/04	2003 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.53
8/04/04	Q1 2004 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.54

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.
15/05/03	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.10.
29/03/04	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.11.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the	BALO	Decree 67-236 of March 23, 1967,

	creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	La semaine de l'Ile de France	article 287
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.
19/01/04	Partnership between the Barrière Desseigne family, Accor and Colony/Colyzeo	Press Release		IV.10.

)ther			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
)1/06/01	2000 annual report		V.26.
)1/06/02	2001 annual report		V.27
21/05/03	2002 financial statements		V.28

N° 82.4672

ACCOR

RECEIVED
2004 MAY 11 P 3:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

First quarter 2004 revenues up 4.3% like-for-like

(in € millions)	2003	2004	% change (reported)	% change (like-for-like*)
Hotels	**1,098**	**1,125**	**+2.5%**	**+4.2%**
Services	**111**	**121**	**+9.3%**	**+10.4%**
Other businesses	349	352	+0.7%	+2.7%
Total Group	**1,558**	**1,598**	**+2.6%**	**+4.3%**

*At comparable scope of consolidation and exchange rates.

(Paris – April 28, 2004) — **Consolidated revenues** rose 2.6% in the first quarter of 2004. **Excluding the currency effect and changes in the scope of consolidation, growth was 4.3%,** indicating that the improvement observed since the the second half of 2003 is gathering momentum.

The 2.6% rise in reported revenues breaks down as follows:

- Like-for-like growth: + 4.3%
- Business expansion: + 2.3%
- Currency effect: - 2.9%
- Asset disposals: - 1.2%

Hotels

Hotel revenues expanded 4.2% like-for-like. The reported increase of 2.5% includes the 2.6-point positive impact of new openings and the 3.5-point negative dollar effect.

Like-for-like revenues from Upscale and Midscale Hotels rose 4.9%, reflecting robust 10.5% growth in the United Kingdom and a strong 18.2% rise in Sofitel revenues in the United States. Revenues from this segment in France and Germany inched up 1.0%. Revenues from Economy Hotels rose 4.0% like-for-like in France as well as in the whole of Europe, with increases of 8.0% in the United Kingdom, 14.2% in Spain, 8.1% in Belgium and 1.1% in Germany. Economy Hotel revenues in the United States expanded 2.3% like-for-like.

'RANCE

Services

First quarter revenues from Services increased 10.4% like-for-like, led by 12.7% sustained growth in Latin America and 8.4% in Europe. The softening of currency impact due to devaluation of Latin American currencies lessened the adverse currency effect, leading to 9.3% revenue growth on a reported basis.

Other businesses

Revenues from the other businesses rose 0.7% on a reported basis and 2.7% like-for-like.

Revenues for the first quarter of 2004 confirm that the recovery which began in the second half of 2003 is taking root. Although France and Germany are taking longer to recover than other markets, overall revenue performance for the period is encouraging.

****

With 150,000 people in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: nearly 4,000 hotels (more than 450,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 14 million people in 34 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director
Investors Relations
T : 00.33.1(0)1.45.38.86.26

Further information on Accor is available on **accor.com**

		First Quarter		First Quarter	
		Sales reported 2003	Sales reported 2004	Change 04/03 reported	Change 04/03 Like-for-like (1)
HOTELS					
	Upscale and Midscale	609,639	650,050	6.6%	4.9%
	Economy (excl.US)	258,190	273,001	5.7%	4.1%
	Economy US	230,191	202,220	-12.2%	2.3%
Sub-total hotels		**1,098,020**	**1,125,272**	**2.5%**	**4.2%**
SERVICES		**110,854**	**121,153**	**9.3%**	**10.4%**
Other businesses					
	Travel Agencies	92,699	87,714	-5.4%	-3.4%
	Casinos	51,281	53,341	4.0%	-0.5%
	Restaurants	99,571	109,504	10.0%	9.0%
	Onboard Train Services	62,679	58,669	-6.4%	2.7%
	Other	43,012	42,293	-1.7%	5.1%
Sub-total other businesses		**349 242**	**351,521**	**0.7%**	**2.7%**
Total		**1,558,116**	**1,597,946**	**2.6%**	**4.3%**

(1) At comparable scope of consolidation and exchange rates

Hotel RevPAR by market segment 2004 First Quarter, YTD	*Occupancy Rate*		*Average Room Rate*	RevPar reported basis Subsidiaries and managed (1)	*RevPar excl. expansion, Subsidiaries (2)*
	(in %)	*(chg. in pts)*	*(chg. in %)*	*(chg. in %)*	*(chg. in %)*
Upscale and Midscale Europe	57.2%	+ 1.3	-1.8%	+ 0.5%	*+0.1%*
Economy Europe (excl. US)	65.8%	+ 0.8	+ 1.5%	+ 2.7%	*+2.8%*
Economy US *(in $)*	59.8%	+ 0.1	+ 1.0%	+ 1.2%	*+1.1%*

Hotel RevPAR by country 2004 First Quarter, YTD	*Number of Rooms (1)*	*Occupancy Rate*		*Average Room Rate*	RevPar reported basis Subsidiaries and managed (1)	*RevPar excl. expansion, Subsidiaries (2)*
(in local currency)		*(in %)*	*(chg. in pts)*	*(chg. in %)*	*(chg. in %)*	*(chg. in %)*
France	*82,394*	63.4%	+ 0.6	+ 0.7%	+ 1.7%	*+ 2.0%*
Germany	*30,891*	58.9%	+ 0.9	- 4.0%	- 2.4%	*- 2.0%*
U.K.	*11,125*	70.4%	+ 2.0	+ 5.3%	+ 8.5%	*+ 6.2%*
The Netherlands	*5,574*	57.3%	- 2.7	- 5.3%	- 9.6%	*- 8.7%*
Belgium	*5,376*	62.0%	+ 1.6	- 2.1%	+ 0.5%	*+ 3.8%*
Spain	*3,926*	64.7%	+ 3.4	- 8.1%	- 3.1%	*+ 3.1%*
Italy	*3,563*	52.4%	- 0.9	- 3.5%	- 5.1%	*- 2.4%*
Hungary	*3,117*	45.4%	+ 7.7	+ 0.5%	+ 21.1%	*+ 21.0%*
USA (Upscale and Midscale)	*3,764*	67.6%	+ 7.3	+ 3.0%	+ 15.5%	*+ 17.2%*

(1) Subsidiaries (owned and leased) hotels and hotels under management contract, in local currency

Groupe Lucien Barrière ACCOR ColonyCapital

Press release

Creation of a French-based group, one of the major European players in the casino sector

Partnership between the Barrière Desseigne family, Accor and Colony/Colyzeo

(Paris - January 19, 2004) - The Barrière Desseigne family, Accor and Colony Capital have signed an agreement to create a group with a leading position in the European casino sector.

The agreement is based on the combination of the casino and hotel assets of Société Hôtelière de la Chaîne Lucien Barrière (SHCLB), Société des Hôtels et Casino de Deauville (SHCD), Accor Casinos, and their respective subsidiaries.

The Barrière Desseigne family currently owns 100% of SHCLB and 54% of SHCD. Accor owns 35% of SHCD and 50% of Accor Casinos, with Colony Capital owning the remaining 50% of Accor Casinos. On completion of this important external growth transaction, the Groupe Lucien Barrière will simplify the shareholding structure, with the Barrière Desseigne family 51% in the Group, with Accor holding 34% and Colony Capital holding 15%. In addition to its shareholding, Colony Capital, through its European fund Colyzeo, will invest EUR100 million in the Group, further strengthening the Group's financial structure.

The new shareholding structure will be accompanied by a shareholders' agreement setting forth the Group's governance, in particular with respect to certain of the Group's major decisions, in accordance with usual practice in this type of shareholding structure. Under the shareholders' agreement, Colony Capital will have an option to sell its shareholding to Accor, with Accor holding a similar option to buy Colony Capital's shareholding.

SHCLB, to be renamed Groupe Lucien Barrière, will be transformed into a "simplified joint stock company" (*société par actions simplifiée*). Dominique Desseigne will be appointed Chairman of the Supervisory Board with specific additional powers, Benjamin Cohen will be Vice Chairman. Sven Boinet will chair the Management Board.

Pro-forma for the transaction, gross revenues for the Group were approximately EUR900 million for FY2003. The Group will operate 37 casinos, with close to 5,000 slot machines in locations that include Deauville, Enghien, La Baule, Montreux,

Bordeaux, Biarritz and Nice. Additionally, the Group will operate 13 luxury hotels and a substantial restaurant business, including Fouquet's on the Champs-Elysées in Paris.

The transaction will combine the respective strengths of the Groupe Lucien Barrière and Accor, in the commercial, industrial and financial areas to attract new clients, improve the profitability of the Group and continue the consolidation of the casino sector in Europe.

The transaction will take the form of an acquisition by Groupe Lucien Barrière of the outstanding shares of SHCD and Accor Casinos currently held by the Barrière Desseigne family, Accor and Colony Capital.

Groupe Lucien Barrière will also acquire the "Lucien Barrière" brand from the Barrière Desseigne family and will license the use of the brand to all the casinos and hotels within the Group, on the terms set by an external valuation.

The agreement is subject to certain conditions precedent, in particular approval by the antitrust authorities and the casino supervisory authorities.

➢ **The Barrière Group** is organised around a concept: the resort, a holiday centre where luxury hotels, restaurants, sports and fitness facilities are provided around a casino, for both private and corporate clients.
The Barrière Group currently operates 13 hotels (2,000 rooms), at La Baule, Cannes, Deauville, Dinard, and Enghien-les-Bains, 14 casinos in France of which the Casino Barrière at Enghien-les-Bains has been ranked the top casino in France for the second consecutive year, and a casino in Switzerland (Montreux) that is the largest casino in French-speaking Switzerland. The Barrière Group also operates 57 restaurants including the renowned Fouquet's Paris as well as discotheques, 3 golf courses, 1 thalassotherapy centre and 2 tennis clubs.
In addition, the ultra luxury hotel development, Hôtel Fouquet's Barrière, is expected to open in 2005.
As of October 31, 2003 The Groupe Lucien Barrière had 4,400 employees, with revenues of €646 million.

➢ **Accor**, with 150,000 associates in 140 countries, is the European leader and one of the world's largest groups in travel, tourism and corporate services with two major international business activities: hotels, with nearly 4,000 units, and services to corporate clients and public institutions.
Accor Casinos, a subsidiary of Accor and Colony Capital, today operates 24 casinos (3 are in the course of being opened) including Ruhl (Nice), Bordeaux, Les Sables d'Olonne, Cannes Mandelieu, Saint Raphaël, Sainte Maxime, Carry Le Rouet, Carnac, Perros-Guirec, Chamonix and Le Touquet.
For fiscal 2003, Accor Casinos had revenues of EUR389 million.

➢ **Colony Capital** is a private investment fund, specialising in real estate, with invested capital of more than US$10 billion since 1991, of which US$4 billion was in Europe. Colony Capital has been investing in the casino sector since 1999 and is one of the few funds to meet the requirements of the American casino regulators. Funds managed by Colony Capital own Resorts International at Atlantic City, Costa Smeralda in Sardinia and the Guanahani on Saint Bart's. Colony Capital recently announced that it has entered into an agreement to buy the Las Vegas Hilton. Since 1999, Colony Capital and Accor have entered into several partnership agreements in the hotel and casino sector.
Colyzeo is the European investment fund formed from a partnership between Colony Capital and Eurazeo.

<u>Contact Accor Financial Communications</u>

Eliane Rouyer
Director
Investors Relations
T : 00.33.(0).1.45.38.86.26

<u>Shareholders' Information</u>: accor.com/finance